yangtze river development limited

183 BROADWAY, SUITE 5

NEW YORK, NY 10007

January 9, 2017

Tom Kluck

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yangtze River Development Limited

Amendment No. 8 to Registration Statement on Form S-1

Filed December 20, 2016

File No. 333-209579

Dear Mr. Kluck:

By letter dated January 5, 2017, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Yangtze River Development Limited (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 8 to Registration Statement on Form S-1 filed on December 20, 2016. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

General

1.	We note your response to comment 1 of our letter, and we reissue the comment. Your total assets were $394.8 million as of September 30, 2016. Under the Armada Agreement, Wight agreed to issue to you 100 million of its preferred B membership units valued at a minimum of $10 per unit for an aggregate value of $1 billion, which will be converted to limited partnership units in Armada LP with an aggregate value of $1 billion upon Armada GP’s contribution of its interest in Wight to Armada LP. Thus, it appears that securities of Wight and, subsequently, Armada LP will comprise a significant proportion of your total assets. Please provide us with a detailed analysis as to whether Yangtze River Development or its subsidiaries is an investment company as defined under the Investment Company Act of 1940 and subject to registration under the Investment Company Act.

RESPONSE: We respectfully submit to the Staff that our detailed analysis as to whether Yangtze River Development or its subsidiaries is an investment company as defined under the Investment Company Act of 1940 and subject to registration under the Investment Company Act are as follows:

According to Section 3(a)(1) of the Investment Company Act, ‘‘investment company’’ means any issuer which:

(A)	is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities;

(B)	is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or

(C)	is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

For item (A), the Company is not or does not hold itself as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities. Instead, the Company primarily engages in the business of real estate and infrastructural development. The Company does not have any intention to engage primarily in the business of investing, reinvesting, or trading in securities.

For item (B), the Company is not engaged or does not propose to engage in the business of issuing face-amount certificates of the installment type, nor has not been engaged in such business and has no such certificate outstanding. The Company does not have any intention to engage in the business of issuing face-amount certificates of the installment type.

For item (C), the Company is not engaged or does not propose to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and does not own or propose to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

The following is the table for our computation on the above 40 per centum test:

	(In million dollar)
	(a)	(b)	(c)	=(a)+(b)+(c)	=(b)/(c)
Date	Assets at beginning of the period (excluding investment securities)	Investment securities	Expected increase in assets with the financing per Armada Agreement	Total assets	Investment securities to total assets
9/30/2016	394.8			394.8	0.0%
12/12/2016	394.8	402.0		796.8	50.5%
1/18/2017	394.8	402.0	200.0	996.8	40.3%
3/31/2017	594.8	402.0	66.7	1,063.5	37.8%
6/30/2017	661.5	402.0	66.7	1,130.1	35.6%
9/30/2017	728.1	402.0	66.7	1,196.8	33.6%
12/31/2017	794.8	402.0	66.7	1,263.5	31.8%
12/31/2018	861.5	402.0	266.7	1,530.1	26.3%
12/31/2019	1,128.1	402.0	266.7	1,796.8	22.4%

Notes:

1.	Investment securities are valued at $4.02 per share, being the closing price of December 12, 2016

2.	Equity income or loss for the investment securities is not material during the above periods.

3.	No material profit generated for the Company during the above periods.

4.	Pursuant to the Armada Agreement, Armada Enterprises GP, LLC has an obligation to procure $1,000 million in financing for the logistics project in the Logistics Center.

Per our computation, the Company acquired investment securities with value of $402 million in December 2016, having a value approximately 22.4 per centum of the value of such our expected total assets as at the end of 2019. Since after the fulfillment of the Armada Agreement, the Company will not acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets on an unconsolidated basis, the Company does not qualify for the requirement of item (C).

To conclude, since the Company does not meet the definition of ‘‘investment company’’ per Section 3(a)(1) of the Investment Company Act of 1940, the Company or its subsidiaries is not an investment company and is not subject to registration under the Investment Company Act.

Description of Business

Armada Financing, page 32

2.	We note your response to comment 3 of our letter and your disclosure on page 43 regarding the $1.66 billion valuation of the company, which you state “is a fair reflection of the value of the project in Wuhan to be completed in 3 years based upon a valuation report issued by an experienced real estate valuation agency in China – Beijing Jinggang Real Estate Appraisal Co., Ltd., an independent third party who holds the ‘Qualification Certificate for Real Estate Appraisal Company’ in the People’s Republic of China.” Please revise to clarify whether $1.66 billion is the valuation of the company or of the Wuhan project. Please also revise to describe the basis for Beijing Jinggang Real Estate Appraisal Co., Ltd.’s determination that $1.66 billion is a fair reflection of the value of the project in Wuhan. Additionally, please tell us what consideration you have given to identifying Beijing Jinggang Real Estate Appraisal Co., Ltd. as an expert and filing a consent of Beijing Jinggang Real Estate Appraisal Co., Ltd. Please refer to Section 7(a) and Rule 436 of the Securities Act.

RESPONSE: We respectfully submit to the Staff that we have revised our disclosure to clarify that $1.66 billion is the valuation of the Wuhan project. We have also revised to describe the basis for Beijing Jinggang Real Estate Appraisal Co., Ltd. (Jinggang)’s determination that $1.66 billion is a fair reflection of the value of the project in Wuhan. Jinggang used scientific valuation method, comprehensively analyzing various factors and taking into consideration any economic and social trends, as well as governmental controls or regulations, and environmental conditions.

We considered Jinggang’s professional reputation and industrial experience. In particular, Jinggang has been conducting valuations on infrastructure and real estate development in China since 1993. Jinggang holds the “Qualification Certificate for Real Estate Appraisal Company” in the People’s Republic of China. Mr. Qianli Gao, Chairman of Jinggang, holds the membership of Royal Institution of Chartered Suveyors (RICS) and serves as the President of Beijing Real Estate Appraiser Association and the Vice President of Beijing Real Estate Association.

Examples of Beijing Jinggang Real Estate Appraisal Co., Ltd.’s clients of big scale public companies’ projects appraisal as below:

1.	China Telecom (SEHK: 728 ; NYSE: CHA) 中国电信

2.	Beijing Properties (Holdings) Limited (Stock code : SEHK: 925)

北 京 建 設（ 控 股 ）有 限 公 司

http://www.hkexnews.hk/listedco/listconews/sehk/2012/1224/LTN20121224151.pdf

3.	BBMG (SEHK: 2009) 北京金隅股份有限公司

http://www.bbmg.com.cn/upload/accessory/201210/20121025195557640562.pdf

4.	Beijing Capital Group 北京首创集团

Subsidiary: Beijing Capital Co. Ltd. (SHA: 600008); Beijing Capital Land Ltd. (SEHK: 2868).

Examples of Beijing Jinggang Real Estate Appraisal Co., Ltd.’s clients of land appraisal as below:

1.	Evaluation of the Auction Price for the Land of 2.9 Square Meters in the 2008 Beijing Olympic Center Area.

2008奥运会中心区2.9平方公里土地的招标拍卖底价评估

2.	Knight Frank - deal with the appraisal of the Australian Embassy in China.

合作进行的澳大利亚驻中国大使馆房地产评估

Jinggang has nearly 1,000 cases of real estate price assessment, project planning, feasibility studies and brokerage agents, and other integrated services business.

Please note we have filed the appraiser consent of Jinggang as exhibit 23.3 to the S-1.

Consolidated Financial Statements for the Nine Months Ended September 30, 2016 and 2015

20. Subsequent Event, page F-38

3.	We note your response to comment 7 indicating that you intend to use the cost method to account for your investment in Wight International Construction LLC. We further note your statement indicating that you do not have significant influence over Wight. Please clarify your analysis of the guidance outlined within paragraphs 323-10-15-6 to 11 of the Financial Accounting Standards Codification (ASC) in determining that significant influence does not exist. Your response should outline all facts and circumstances regarding your relationship with Wight that support your conclusion.

RESPONSE: We respectfully submit to the Staff the following as our analysis of the guidance outlined within paragraphs 323-10-15-6 to 11 of the Financial Accounting Standards Codification (ASC) in determining that significant influence does not exist. Our response outlines all facts and circumstances regarding our relationship with Wight that support our conclusion.

ASC 323-10	Facts and circumstances

15-6

Ability to exercise significant influence over operating and financial policies of an investee may be indicated in several ways, including the following:

a. Representation on the board of directors	The Company owns 62.5% non-voting equity interest in Wight. Wight were engaged to assist the Company in acquiring construction financing up to $1 billion over a five-year period. Other than the investor and investee relationship, there will be no other relationship, including any participation in the board of directors of Wight.
b. Participation in policy-making processes
c. Material intra-entity transactions
d. Interchange of managerial personnel
e. Technological dependency
f. Extent of ownership by an investor in relation to the concentration of other shareholdings (but substantial or majority ownership of the voting stock of an investee by another investor does not necessarily preclude the ability to exercise significant influence by the investor).

15-7

Determining the ability of an investor to exercise significant influence is not always clear and applying judgment is necessary to assess the status of each investment.	The Company is of the opinion that the Company do not have any power to exercise significant influence to Wight.

15-8

An investment (direct or indirect) of 20 percent or more of the voting stock of an investee shall lead to a presumption that in the absence of predominant evidence to the contrary an investor has the ability to exercise significant influence over an investee. Conversely, an investment of less than 20 percent of the voting stock of an investee shall lead to a presumption that an investor does not have the ability to exercise significant influence unless such ability can be demonstrated. The equity method shall not be applied to the investments described in this paragraph insofar as the limitations on the use of the equity method outlined in paragraph 323-10-25-2 would apply to investments other than those in subsidiaries.	The nature of equity that the Company holds in Wight is non-voting.

15-9

An investor’s voting stock interest in an investee shall be based on those currently outstanding securities whose holders have present voting privileges. Potential voting privileges that may become available to holders of securities of an investee shall be disregarded.	N/A

15-10

Evidence that an investor owning 20 percent or more of the voting stock of an investee may be unable to exercise significant influence over the investee’s operating and financial policies requires an evaluation of all the facts and circumstances relating to the investment. The presumption that the investor has the ability to exercise significant influence over the investee’s operating and financial policies stands until overcome by predominant evidence to the contrary. Indicators that an investor may be unable to exercise significant influence over the operating and financial policies of an investee include the following:	N/A
a. Opposition by the investee, such as litigation or complaints to governmental regulatory authorities, challenges the investor’s ability to exercise significant influence.
b. The investor and investee sign an agreement (such as a standstill agreement) under which the investor surrenders significant rights as a shareholder. (Under a standstill agreement, the investor usually agrees not to increase its current holdings. Those agreements are commonly used to compromise disputes if an investee is fighting against a takeover attempt or an increase in an investor’s percentage ownership. Depending on their provisions, the agreements may modify an investor’s rights or may increase certain rights and restrict others compared with the situation of an investor without such an agreement.) 318
Majority ownership of the investee is concentrated among a small group of shareholders who operate the investee without regard to the views of the investor.
The investor needs or wants more financial information to apply the equity method than is available to the investee’s other shareholders (for example, the investor wants quarterly financial information from an investee that publicly reports only annually), tries to obtain that information, and fails.
The investor tries and fails to obtain representation on the investee’s board of directors.

15-11

The list in the preceding paragraph is illustrative and is not all-inclusive. None of the individual circumstances is necessarily conclusive that the investor is unable to exercise significant influence over the investee’s operating and financial policies. However, if any of these or similar circumstances exists, an investor with ownership of 20 percent or more shall evaluate all facts and circumstances relating to the investment to reach a judgment about whether the presumption that the investor has the ability to exercise significant influence over the investee’s operating and financial policies is overcome. It may be necessary to evaluate the facts and circumstances for a period of time before reaching a judgment.	N/A

4.	We note that your equity interest within Wight is approximately 62.5%. Please clarify your consideration of paragraph 323-30-S99-1 of the ASC in determining that cost method accounting is more appropriate than equity method accounting.

RESPONSE: We respectfully submit to the Staff that Paragraph 323-30-S99-1 of the ASC requires the use of the equity method unless the investor’s interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies.” And that practice generally has viewed investments of more than 3 to 5 percent to be more than minor. After considering this paragraph of ASC, the Company believes that equity method accounting is a more appropriate method to account for the equity interest with Wight, which will be converted to limited partnership units in Armada LP.

5.	We have considered your response to comment 7 and note your intention to account for your investment under the cost method based on the fair value of the shares issued. It appears you propose to value the shares issued at values of either $8.33 per share or $10.00 per share. Such values appear to be almost double your current trading price per share. Please clarify and disclose the facts and circumstances that support the values you intend to utilize for accounting purposes and explain why your current trading price is not an adequate reflection of the fair value of the transaction. Please cite any GAAP guidance relied upon that supports the use of your determined fair value instead of the current trading price of your common stock.

RESPONSE: We respectfully submit to the Staff that after further consideration, the Company believes that using current trading price is an adequate and more appropriate reflection of the fair value of the transaction. The Company intends to use the closing share price as at the date of issuance of shares to account for the investment. In particular, 100,000,000 shares were issued at December 12, 2016 at the value of $4.02 per share, thus, the total value of common stock issued for the transaction was $402 million.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Liu Xiangyao

Liu Xiangyao

Chief Executive Officer

Yangtze River Development Limited

183 Broadway, Suite 5

New York, NY 10007